Skadden, Arps, Slate, Meagher & Flom llp

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September 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn:	Kate Tillan

Rolf Sundwall

Re:	Bitfarms Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2023

Filed March 7, 2024

File No. 001-40370

SEC Staff letter dated July 31, 2024

Dear Ms. Tillan and Mr. Sundwall,

On behalf of Bitfarms Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2024 (the “Comment Letter”) with respect to the above-referenced Form 40-F for the fiscal year ended December 31, 2023 (the “2023 40-F”) filed with the Commission on March 7, 2024.

Securities and Exchange Commission

September 9, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company. Capitalized terms used but not defined herein have the meanings given to them in the 2023 40-F. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the 2023 40-F.

In addition, as noted in further detail below, we are including the following appendix to the information requested in the Letter to facilitate the Staff’s review and to illustrate how the Company will disclose its accounting policy information in future filings:

●	Appendix A – Proposed draft excerpts of the Company’s applicable material accounting policy information to be included in future filings with the Commission where a detailed description of the Company’s accounting policies is included.

Form 40-F for the Fiscal Year Ended December 31, 2023

Recovery of Erroneously Awarded Compensation, page 7

1.	It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

The Company respectfully acknowledges the Staff’s comment and in future filings will provide disclosure about its recovery analysis in an interactive data file.

Consolidated Statements of Cash Flows, page F-7

2.	We acknowledge your responses to comment 1 from our letter dated June 26, 2023 and comment 1 from our letter dated September 18, 2023. Please revise to classify the proceeds from sales of your digital assets, which are classified as intangible assets, within investing activities consistent with the requirements of IAS 7.16(b).

The Company respectfully acknowledges the Staff’s comments and believes that the classification of proceeds from sales of digital assets in the statements of cash flows is not absolute and there are instances when it is more appropriate to classify the proceeds as operating or investing activities. For example, in fiscal 2022, which was the last time the Company purchased Bitcoin, the Company reported the cash flows received from selling the purchased Bitcoin within investing activities since the generation of the Bitcoin did not arise from the Company’s operating activities but rather from actions conducted expressly as an investment activity.

Securities and Exchange Commission

September 9, 2024

The Company believes the proceeds from sales of Bitcoin mined is more appropriately reflected as an operating cash flow for the Company’s business operations which is consistent with IAS 7.11 that states “An entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business”. The Company normally and regularly sells its Bitcoin for cash to pay operating expenses and believes the ultimate cash inflow received from its primary revenue-generating activity should be presented as an operating activity in the Company’s statements of cash flows, which is consistent with IAS 7.14 that states “Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity”.

Presenting proceeds from sales of digital assets within investing activities would preclude investors from assessing the impact of the Company’s operating activities on the financial position of the Company and its cash and cash equivalents, and could result in confusion given that the direct costs for generating revenue are classified within operating activities. The Company believes such a presentation would be inconsistent with IAS 7.11.

In addition, IAS 7.13 states “The amount of cash flows arising from operating activities is a key indicator of the extent to which the operations of the entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing.” The Company sells its Bitcoin to cover costs and expenses during its normal operating cycle. The Bitcoin are sold when needed and to avoid external sources of financing and, accordingly, the proceeds from the mined Bitcoin sold should be classified as operating activities in the Company’s statements of cash flows. The Company believes classification between operating and investing activities is principles-based and requires judgement. The Company classifies the cash flows received from Bitcoin held for long-term purposes or bought outside of Mining as investing activities.

IAS 7.15 states, “An entity may hold securities and loans, for dealing or trading purposes, in which case they are similar to inventory acquired specifically for resale. Therefore, cash flows arising from the purchase and sale of dealing or trading securities are classified as operating activities,” which demonstrates that the standard allows for flexibility when presenting cash flows in order to reflect the substance of the transactions. The Company’s turnover of Bitcoin calculation as described in the Company’s response letter dated July 27, 2023, has been between one and three months from fiscal year 2022 to year-to-date 2024 which demonstrates that the Company normally and regularly sells its Bitcoin.

In light of the foregoing, the Company respectfully submits to the Staff that it would be appropriate for the Company to continue to present and disclose the proceeds from sales of digital assets as operating activities, consistent with its historical practices.

Note 3. Basis of Presentation and Material Accounting Policy Information

Revenue recognition, page F-12

3.	We acknowledge your response to prior comment 2. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under IFRS 15:

For ease of reference, the Company has labeled its responses (a through d) below to correspond to the bullets set forth in the Staff’s comment 3.

Securities and Exchange Commission

September 9, 2024

a)	You disclose you entered into arrangements with a mining pool and have undertaken the performance obligation of providing computing power used for hashing calculations to the mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration.

i.	Clarify in your disclosure, if true, that the contracts are with a mining pool operator, the mining pool operator is your customer, the services you provide to your customer are an output of your ordinary activities, you have a single performance obligation, and the form of noncash consideration is bitcoin.

The Company respectfully acknowledges the Staff’s comments and will further clarify the requested disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

ii.	You disclose your performance obligation is to provide computing power used for hashing calculations. In your response, you told us the mining pool operator dictates how the computing power will be used. Clarify for us the nature of the services you provide and tell us whether you perform hash calculations for the pool operator. In this regard, we understand that you run software from the pool operator that constructs block header candidates and performs hash computations on behalf of the pool operator.

The Company respectfully acknowledges the Staff’s comments and submits to the Staff that the Company has entered into arrangements with a mining pool operator (which is the Company’s customer) and has undertaken to provide a service to perform hash calculations for the mining pool operator, which is an output of the Company’s ordinary business activities, in exchange for noncash consideration in the form of Bitcoin. The Company will further clarify the disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

iii.	If you do perform hash calculations for the pool operator, tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, make corresponding revision to your accounting policy and related disclosures throughout your filing.

The Company respectfully acknowledges the Staff’s comments and submits to the Staff that the Company has entered into arrangements with a mining pool operator (which is the Company’s customer) and has undertaken to provide a service to perform hash calculations for the mining pool operator, which is an output of the Company’s ordinary business activities, in exchange for noncash consideration in the form of Bitcoin. The Company will further clarify the disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

Securities and Exchange Commission

September 9, 2024

b)	You disclose the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. Tell us your consideration of disclosing that your enforceable right to compensation begins when and continues as long as you provide services, and you decide when to provide services under the contracts.

The arrangements with the mining pool operator specify that the FPPS payout methodology is applied in the calculation of revenues earned and the Company is compensated based on its pay-per-share earnings. The agreements with the mining pool operator state that the Company’s access to and usage of the mining pool are not contingent on delivering any minimum amount of hashrate and the Company is not bound to continue using the mining pool, thus allowing the Company to decide when to provide services to the mining pool operator. In light of the foregoing, the Company respectfully submits to the Staff that no additional changes to the relevant disclosure are required.

c)	You disclose you recognize revenues upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date.

i.	Tell us whether transfer of control of your services is at the same time as upon delivery of the service over a 24-hour period. If so, clarify the disclosure to refer to when control transfers. Refer to IFRS 15.31.

The Company respectfully acknowledges the Staff’s comments and submits to the Staff that revenues from providing a service to perform hash calculations for the mining pool operator are recognized upon delivery of the service, which is when the mining pool operator obtains control of the hash calculations, over a 24-hour period. The Company will further clarify the disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

ii.	Reconcile the disclosure that the timing of the receipt of the crypto assets coincides with the delivery of the service with your response that you receive the noncash consideration a few hours after the end of day you provide that service and revise your disclose accordingly.

The Company respectfully acknowledges the Staff’s comments and will further clarify the disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. The revised disclosure will not refer to the receipt of crypto assets as coinciding with the delivery of the service. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

Securities and Exchange Commission

September 9, 2024

d)	Explain further your response that you (a) recognize revenue only after receiving confirmation from the mining pool when analyzing IFRS 15.46 and (b) recognize revenue throughout the 24-hour period and update the estimated transaction price each day, after the 24-hour period is completed since these two statements appear to be contradictory. We note that the requirements of IFRS 15.31 indicate that recognition occurs upon the transfer of control of the service, not upon receipt of confirmation.

i.	As applicable, revise your accounting policy to comply with IFRS 15, noting that in the last paragraph in Note 3.b.i. on page F-13 you state that revenues are recognized upon delivery of the service over a 24-hour period yet tie that recognition to receipt of consideration. Tell us if applying the corrected policy to historical periods results in a material change to the historical financial statements presented.

With respect to the Staff’s question regarding the analysis of IFRS 15.46 from the Company’s previous response letter dated October 5, 2023, the Company wishes to modify and supplement its prior response by clarifying and confirming that the Company has historically recorded the revenue after the confirmation is received for practical purposes. The first paragraph of the Company’s analysis of 15.46 explained that the Company recognizes revenue over time, which is consistent with the Company’s 2023 40-F accounting policy disclosure and the requirements of IFRS 15.31. There are no material changes to historical financial statements required as the policy has been consistently applied but was not disclosed as clearly in the Company’s previous filings.

The Company respectfully acknowledges the Staff’s comments and will further clarify the disclosure in its financial statements and all other future filings with the Commission where a detailed description of its accounting policies is included. Consistent with comment 3.c.ii above, the revised disclosure will not refer to the receipt of crypto assets as coinciding with the delivery of the service. The Company is currently in the process of drafting its proposed disclosures (refer to Appendix A hereto) which have not yet been finalized at the date of this response letter.

ii.	You told us that for the fiscal years ended December 31, 2021 and 2022 and a preliminary analysis of 2023, you had not identified any material differences. Clarify for us whether you identified any differences between your historical accounting policy and what is required by IFRS 15. If you identified differences, explain the differences to us and how you determined the differences were not material.

The Company identified certain differences when preparing its monthly analysis, including differences relating to the fair value of the non-cash consideration recorded by the Company, and determined those differences were not material as the amounts identified were below the Company’s materiality threshold of 1% of revenues. Please refer to response 3.d.i above clarifying that the policy has been consistently applied. Please refer to response 3.d.iii below for how the Company calculates differences and determines if they are not material.

Securities and Exchange Commission

September 9, 2024

iii.	Explain further your response that you perform a “reasonability analysis” of the price of bitcoin at the time it is received compared to the average price for the day. Tell us the purpose of this analysis, explain the process in more detail (including an example), and cite the accounting literature upon which you relied.

The purpose of this reasonability analysis, which is prepared monthly, is to analyze the fair value of the non-cash consideration recorded by the Company. As stated in the Company’s response letter dated October 5, 2023, when it analyzes IFRS 15.66 to 15.69, the Company uses the measurement date of when the Bitcoin is received at the end of the 24-hour period as this coincides with the resolution of the variable considerations associated with the FPPS payout. In conformity with management’s judgement, and for practical purposes, the Company uses this methodology to determine the block reward revenue and the transaction price.

The Company compares the price of Bitcoin when it is received to the average Bitcoin price during the day and quantifies the impact by multiplying the difference with the quantity of Bitcoin earned, for its reasonability analysis. For example, if the Company earned 10 Bitcoin, the price of Bitcoin when it was received was $60,000 and the average Bitcoin price during the day was $59,800, the quantified difference would be $2,000 [($60,000 – $59,800) x 10 Bitcoin]. The Company analyzes the cumulative impact of the difference for each day and has not identified any material differences.

* * * * *

The Company plans to incorporate the new disclosures noted throughout this response letter in future filings with the Commission where a detailed description of the Company’s accounting policies is included.

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Jeffrey Lucas, Chief Financial Officer, Bitfarms Ltd.

Securities and Exchange Commission

September 9, 2024

Appendix A

Proposed draft excerpts of the Company’s applicable material accounting policy information to be included in future filings with the Commission where a detailed description of the Company’s accounting policies is included.

The blackline changes from the financial statements for the year ended December 31, 2023 are in red below.

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

Revenues from sale of computational power used for hashing calculations

The Company has entered into arrangements with a Mining pool operator, which is the Company’s customer, and has undertaken the single performance obligation of providing a service to perform hash calculations for ~~computing power used for hashing calculations to~~ the Mining pool operator, which is an output of the Company’s ordinary business activities, in exchange for noncash consideration in the form of ~~cryptocurrency~~ Bitcoin, which is variable consideration. The Bitcoin ~~cryptocurrency~~ earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the FPPS methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company's computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

(i) Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

(ii) Transaction fees refers to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

Securities and Exchange Commission

September 9, 2024

(iii) Mining pool discount refers to the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

The Company is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operator.

The Company’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The Bitcoin ~~cryptocurrency~~ earned is received in full and can be paid in fractions of Bitcoin ~~cryptocurrency~~. Revenues from providing a service to perform hash calculations for the Mining pool operator ~~cryptocurrency computational power used for hashing calculations~~ are recognized upon delivery of the service, i.e., when the Mining pool operator obtains control of the hash calculations, over a 24-hour period~~, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date~~. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of Bitcoin ~~cryptocurrency~~ received multiplied by the price quoted from Coinbase Inc. (“Coinbase”) on the day it was received. Management considers the prices quoted on Coinbase to be a level 1 input under IFRS 13, Fair Value Measurement.